CUSIP No. 23344D108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

23344D108 (1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)

There is no CUSIP number assigned to ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

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1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 543,315,362 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 543,315,362 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 543,315,362 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.0% (2)
14	Type of Reporting Person (See Instructions) HC

(1)

Includes (i) 524,707,814 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the Issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)

The percentage is calculated based on a total of 1,044,943,446 ordinary shares of the issuer issued and outstanding, comprising of (i) 935,728,429 ordinary shares of the issuer issued and outstanding as of September 30, 2021, as reported in the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 24, 2021, and (ii) 109,215,017 ordinary shares of the issuer issued under the Share Subscription Agreement.

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1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 543,315,362 ordinary shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 543,315,362 ordinary shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 543,315,362 ordinary shares (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.0% (2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 524,707,814 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 18,607,548 ordinary shares of the issuer (represented by 4,651,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the Issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)

The percentage is calculated based on a total of 1,044,943,446 ordinary shares of the issuer issued and outstanding, comprising of (i) 935,728,429 ordinary shares of the issuer issued and outstanding as of September 30, 2021, as reported in the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 24, 2021, and (ii) 109,215,017 ordinary shares of the issuer issued under the Share Subscription Agreement.

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1	Names of Reporting Persons JD Sunflower Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 524,707,814 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 524,707,814 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 524,707,814 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.2% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on a total of 1,044,943,446 ordinary shares of the issuer issued and outstanding, comprising of (i) 935,728,429 ordinary shares of the issuer issued and outstanding as of September 30, 2021, as reported in the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 24, 2021, and (ii) 109,215,017 ordinary shares of the issuer issued under the Share Subscription Agreement.

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1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,607,548 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,607,548 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,607,548 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on a total of 1,044,943,446 ordinary shares of the issuer issued and outstanding, comprising of (i) 935,728,429 ordinary shares of the issuer issued and outstanding as of September 30, 2021, as reported in the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 24, 2021, and (ii) 109,215,017 ordinary shares of the issuer issued under the Share Subscription Agreement.

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Dada Nexus Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing four Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “DADA.”

Item 2. Identity and Background.

This Statement is being filed by the following:

(i) JD.com, Inc., a Cayman Islands company (“JD”);

(ii) JD.com Investment Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD (“JD Investment”);

(iii) JD Sunflower Investment Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD (“JD Sunflower”); and

(iv) Windcreek Limited, a company organized under the laws of British Virgin Islands and a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD (“Windcreek”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

JD is a leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider, and its American depositary shares are listed on the NASDAQ Global Select Market under the symbol “JD.” The address of JD’s principal office is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

JD Investment is a direct wholly-owned subsidiary of JD and is principally engaged in the business of holding securities in the subsidiaries or equity investees of JD. The registered office of JD Investment is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

JD Sunflower is a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD. JD Sunflower is principally engaged in the business of holding securities in portfolio companies in which JD invests. The registered office of JD Sunflower is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Windcreek is a direct wholly-owned subsidiary of JD Investment and therefore an indirect wholly-owned subsidiary of JD. Windcreek is principally engaged in the business of holding securities in portfolio companies in which JD invests. The registered office of Windcreek is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

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During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on March 4, 2022 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration.

JD Sunflower entered into a Share Subscription Agreement with the Issuer on March 22, 2021,, a copy of which is attached hereto as Exhibit 99.2 (the “Share Subscription Agreement”). JD Sunflower further entered into an Amendment to Share Subscription Agreement with the Issuer on February 25, 2022, a copy of which is attached hereto as Exhibit 99.3 (the “SSA Amendment”). The description of the Share Subscription Agreement and the SSA Amendment contained herein is qualified in its entirety by reference to Exhibits 99.2 and 99.3 respectively, which are incorporated herein by reference.

Pursuant to the Share Subscription Agreement (as amended by the SSA Amendment), the Issuer issued to JD Sunflower 109,215,017 Ordinary Shares (the “Subscription Shares”), representing 10.5% of the Issuer’s outstanding Ordinary Shares, for the total consideration of (i) an aggregate purchase price of US$546,000,000 in cash (the “Purchase Price”) and (ii) JD’s signing and delivery of a Business Cooperation Agreement (the “BCA”) to the Issuer, pursuant to which JD will provide certain strategic resources to the Issuer, at a closing that occurred on February 28, 2022 (the “Closing Date”).

A copy of the BCA is attached hereto as Exhibit 99.4. The description of the BCA contained herein is qualified in its entirety by reference to Exhibit 99.4, which is incorporated herein by reference.

JD Sunflower used the working capital of JD, its parent holding company, to fund the Purchase Price, and JD entered into and delivered the BCA to the Issuer, as the rest of the total consideration for the Subscription Shares.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

As described in Item 3 above and Item 6 below, which descriptions are incorporated by reference in this Item 4, this Statement is being filed in connection with the acquisition of Ordinary Shares by JD Sunflower pursuant to the Share Subscription Agreement (as amended by the SSA Amendment). JD Sunflower became the beneficial owner of the Subscription Shares once all the requisite regulatory approvals were received. Following the transactions described in this Statement, JD will be deemed to beneficially own, taking into account its existing beneficial ownership, approximately 52.0% of the Issuer’s issued and outstanding shares.

The Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.

CUSIP No.	23344D108

Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transactions or documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, JD Sunflower directly holds 524,707,814 Ordinary Shares, representing 50.2% of the Issuer’s outstanding Ordinary Shares, and Windcreek directly holds 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs), representing 1.8% of the Issuer’s outstanding Ordinary Shares.

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As of the date hereof, JD Investment may be deemed to have beneficial ownership of 543,315,362 Ordinary Shares, representing 52.0% of the Issuer’s outstanding Ordinary Shares, including 524,707,814 Ordinary Shares directly held by JD Sunflower and 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) directly held by Windcreek. JD Investment is the sole shareholder of each of JD Sunflower and Windcreek. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Sunflower and Windcreek respectively.

As of the date hereof, JD may be deemed to have beneficial ownership of 543,315,362 Ordinary Shares, representing 52.0% of the Issuer’s outstanding Ordinary Shares, including 524,707,814 Ordinary Shares directly held by JD Sunflower and 18,607,548 Ordinary Shares (represented by 4,651,887 ADSs) directly held by Windcreek. JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of each of JD Sunflower and Windcreek. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Sunflower and Windcreek respectively.

The above disclosure of percentage information was calculated based on a total of 1,044,943,446 ordinary shares of the issuer issued and outstanding, comprising of (i) 935,728,429 ordinary shares of the issuer issued and outstanding as of September 30, 2021, as reported in the issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 24, 2021, and (ii) 109,215,017 ordinary shares of the issuer issued under the Share Subscription Agreement..

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Subscription Agreement, as amended by the SSA Amendment

JD Sunflower entered into the Share Subscription Agreement with the Issuer on March 22, 2021. JD Sunflower further entered into the SSA Amendment with the Issuer on February 25, 2022. Pursuant to the Share Subscription Agreement (as amended by the SSA Amendment), the Issuer issued to JD Sunflower the Subscription Shares, representing 10.5% of the Issuer’s outstanding Ordinary Shares, in consideration for the Purchase Price and JD’s signing and delivery of the BCA to the Issuer, on the Closing Date.

CUSIP No.	23344D108

Pursuant to the Share Subscription Agreement (as amended by the SSA Amendment), JD Sunflower has agreed that during the period commencing on the Closing Date and continuing for a period of six (6) months, without the prior written consent of the Issuer and other than certain permitted transfer provided under the Share Subscription Agreement, it will not offer, sell, contract to sell, pledge, grant any option to purchase, sell any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, make any short sale, file or otherwise submit a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership interest), or publicly announce the intention to enter into any such transaction or to take any such other action with respect to, any Subscription Shares, or any options or warrants to purchase any Subscription Shares, or exercise any right with respect to the registration of any Subscription Shares, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

The Share Subscription Agreement contains customary representations, warranties and indemnities from each of JD Sunflower and the Issuer for a transaction of this nature.

The foregoing description of the Share Subscription Agreement and the SSA Amendment does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Subscription Agreement and the SSA Amendment respectively. Copies of the Share Subscription Agreement and the SSA Amendment are filed as Exhibits 99.2 and 99.3 hereto respectively and are incorporated herein by reference.

Business Cooperation Agreement

JD entered into the BCA with the Issuer on February 28, 2022, pursuant to which JD will provide certain strategic resources to the Issuer.

The foregoing description of the BCA does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the BCA. A copy of the BCA is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

Shareholders Agreement

JD Sunflower, the Issuer, certain other shareholders of the Issuer and certain other parties entered into the sixth amended and restated shareholders agreement of the Issuer on August 8, 2018 (the “Shareholders Agreement”). The Shareholders Agreement provides for certain shareholders’ rights, including information rights, inspection rights, right of participation, registration rights, right of first refusal and co-sale rights, and contains provisions governing the Issuer’s board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, have automatically terminated upon the completion of the initial public offering of the Issuer, except for certain rights, such as JD Sunflower’s consent rights over transactions with certain restricted persons and certain registration rights.

The foregoing description of the Shareholders Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Shareholders Agreement. A copy of the Shareholders Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise)

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between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated March 4, 2022, by and among JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited.

99.2	Share Subscription Agreement, dated March 22, 2021, by and between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2021).

99.3	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.4	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited.

99.5	Sixth Amended and Restated Shareholders Agreement, dated August 8, 2018, by and among JD Sunflower Investment Limited, the Issuer and certain other parties thereto (incorporated herein by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on May 12, 2020).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022	JD.com, Inc.

	By:	/s/ Sandy Ran Xu
	Name:	Sandy Ran Xu
	Title:	Chief Financial Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD Sunflower Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

Windcreek Limited

	By:	/s/ Aini Li
	Name:	Aini Li
	Title:	Director

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SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Ming Huang, Mr. Louis T. Hsieh and Mr. Dingbo Xu, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	**
Ming Huang(1)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—
Louis T. Hsieh(2)	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States	—
Dingbo Xu (3)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Caroline Scheufele (4)	Independent Director	Co-president and Artistic Director of Chopard	Switzerland	—
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China	**
Lei Xu	President	*	P.R. China	—
Sandy Ran Xu	Chief Financial Officer	*	P.R. China	—
Pang Zhang	Chief Human Resources Officer	*	P.R.China	—

*The	principal occupation is the same as his/her position with JD.

**	Represent a total of 1,111,246 ADSs of the Issuer beneficially owned by the person, which accounted for less than 1% of the total outstanding shares of the Issuer.

(1)	The business address of Prof. Ming Huang is Sage Hall, Cornell University, Ithaca, NY 14853, USA.

(2)	The business address of Mr. Louis T. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.

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(3)	The business address of Prof. Dingbo Xu is China Europe International Business School Building 20, Zhongguancun Software Park Haidian District, Beijing, P.R.China, 100193.
(4)	The business address of Ms. Caroline Scheufele is Chopard & Cie SA – 8 rue de Veyrot – 1217 Meyrin - Switzerland.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of JD Sunflower

The names of the directors and the names and titles of the executive officers of JD Sunflower and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Sunflower	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of Windcreek

The names of the directors and the names and titles of the executive officers of Windcreek and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

CUSIP No.	23344D108

Name	Position with Windcreek	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Aini Li	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A